Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 9, 2011

TO THE PROSPECTUS DATED OCTOBER 24, 2011

This Supplement No. 1 (the “Supplement”) should be read in conjunction with the prospectus of Global Income Trust, Inc. dated October 24, 2011 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference” in this Supplement. This Supplement replaces all prior stickers and supplements to the prospectus. Unless otherwise defined herein, capitalized terms used have the same meanings as in the prospectus. The terms “we,” “our,” “us” and “Global Income Trust, Inc.” means Global Income Trust, Inc. and its subsidiaries.

The purpose of this Supplement is to update certain information contained in the prospectus.

	Supplement No. 1 Page No.	Prospectus - Related Section/Page No.

Recent Operational Developments
Status of Our Offering	1	N/A
Real Estate Portfolio	2	85
Fees and Expenses Incurred and Payable to our Advisor and its Affiliates	6	118
Distributions Declared	7	124

Other Updates to the Prospectus
Questions and Answers About This Offering	8	18
Selected Financial Data	9	94
The Advisor and the Advisory Agreement	13	105
Plan of Distribution	13	160
Experts	14	170
Incorporation of Certain Information by Reference	14	170
Definitions	15	171

RECENT OPERATIONAL DEVELOPMENTS

Status of Our Offering

We commenced our initial public offering of shares of our common stock on April 23, 2010. As of November 4, 2011, we had accepted investors’ subscriptions for and issued approximately 2.4 million shares of our common stock pursuant to our offering resulting in aggregate subscription proceeds of approximately $23.5 million, including approximately $0.2 million for approximately 25,000 shares issued pursuant to our Distribution Reinvestment Plan. As of November 4, 2011, approximately 143.9 million shares of our common stock remain available for sale in our primary offering, and approximately 3.7 million shares of our common stock remain available for issuance under our Distribution Reinvestment Plan. We reserve the right to reallocate the shares we are offering between the primary offering and the Distribution Reinvestment Plan.

Real Estate Portfolio

This section contains certain information that supplements and updates the information under, and should be read together with, the section “OUR INVESTMENTS” beginning on page 85 of the prospectus.

We make investments directly though entities wholly-owned by our Operating Partnership, or indirectly through other entities. As of September 30, 2011, we owned the fee simple interests in a leased single-tenant light industrial building located near Austin, Texas, and a single-tenant office building located in Fort Worth, Texas. In October 2011, we acquired the fee simple interest in another leased single tenant office building located in Fort Worth, Texas. All of our properties were acquired from third parties not affiliated with us or our advisor, CNL Global Income Advisors, LLC. We believe that our properties are suitable for their intended purposes and are adequately covered by insurance.

Our properties will be subject to competition from similar properties within their respective market areas and the economic performance of each property could be affected by changes in local economic conditions. In evaluating these properties for acquisition, we considered a variety of factors, including, among other things, location, functionality and property condition, price per square foot, replacement cost, the creditworthiness of tenants, length of lease terms and other provisions of in-place leases, population growth and market fundamentals such as regional and local economic conditions, economic diversity, unemployment rates, and absorption rates and occupancy rates for similar properties in the market area.

Real Property Portfolio

The following is a summary of our real property investments as of September 30, 2011:

Property/ Location	Description	Date Acquired	Purchase Price (in millions)	Cap Rate (1)	Approx. Leasable Square Feet	Approx. Annualized Base Rent (in millions)	Percent Leased	Major Tenants
1600 Royster Lane Pflugerville, Texas (“Austin Property”)	Light Industrial Building	06/08/11	$4.55	9.02%	51,000	$0.42(2)	100%	FedEx Ground Package System, Inc.

13500 Heritage Pkwy Fort Worth, Texas (“Heritage Commons III”)	Office Building	06/28/11	$18.75	8.01%	119,000	$2.19(2)(3)	100%	DynCorp International, LLC

(1)	Represents the estimated going-in capitalization rate for the property. The estimated going-in capitalization rate was determined by dividing the property’s projected annualized net operating income as of the date of acquisition by the property’s purchase price, excluding the Investment Services Fee paid to our advisor and closing costs. For this purpose, net operating income consists of rental income and any expense reimbursements from the in-place leases reduced by property operating expenses.

(2)	Excludes expense reimbursements payable by tenants.

(3)	Increases to $2.28 million on October 1, 2016.

Debt Obligations

The following is a summary of our outstanding debt obligations as of September 30, 2011:

Property and Related Loan	Outstanding Principal Balance (in millions)	Interest Rate	Repayment Terms	Maturity Date (1)	% of Total Debt
Heritage Commons III; mortgage loan	$12.34	4.7% per annum	Monthly principal and interest payments of $70,338, based on a 25-year amortization	7/1/2016	81.4%

Austin Property; draw on Credit Facility; secured by deed of trust (2)	$2.82	Variable, LIBOR plus 2.75% or 3.25%, or lenders prime rate plus 0.25% or 0.75%, depending on certain factors	Monthly interest only payments	3/24/2013	18.6%

(1)	Represents the initial maturity date (or, as applicable, the maturity date as extended as of September 30, 2011). The maturity date may be extended beyond the date shown.

(2)	In connection with the closing of the acquisition of the Austin Property, we drew $2.82 million on our revolving Credit Facility with JPMorgan Chase Bank, which amount is collateralized by the Austin Property.

Lease Expirations

The following table lists, on an aggregate basis, all of the scheduled lease expirations and renewal options, if any, for each of the years ending December 31, 2011 through December 31, 2020 and thereafter for the properties we owned as of September 30, 2011. The table shows the approximate annualized base rent and percentage of annualized rent represented by each expiring lease.

Year	Number of Expiring Leases	Approximate Square Feet	Approximate Base Annual Rent		Percentage of Annual Rents	Renewal Options

2011	–	–	–		–	–
2012	–	–	–		–	–
2013	–	–	–		–	–
2014	–	–	–		–	–
2015	–	–	–		–	–
2016	1	51,000	$422,000		15.6%	1 5-year
2017	–	–	–		–	–
2018	1	119,000	$2,280,000	(1)	84.4%	2 5-year
2019	–	–	–		–	–
2020	–	–	–		–	–
Thereafter	–	–	–		–	–

(1)	The current annualized base rent of approximately $2.19 million increases to approximately $2.28 million on October 1, 2016.

Industry Concentration

The following table provides a summary of the industry concentration of our tenants based on leased square footage as of September 30, 2011:

Industry	Approximate Square Feet Leased	Industry Concentration

Government Services Provider	119,000	70.0%
Transportation	51,000	30.0%

Recent Investment and Financing Activity

13650 Heritage Parkway, Fort Worth, Texas (“Heritage Commons IV”). On October 27, 2011, we acquired, through a subsidiary formed for such purpose, 100% of the fee simple interest in a Class A office building located on approximately 10 acres of land in the Fort Worth, Texas metropolitan area (the land and building are collectively referred to as “Heritage Commons IV”). The building consists of three stories with approximately 164,000 rentable square feet and has approximately five parking spaces per 1,000 net rentable square feet for surface parking. Heritage Commons IV is located along Interstate 35W and is within Fort Worth’s master planned AllianceTexas mixed use development community.

We purchased Heritage Commons IV from an unaffiliated third party, Heritage Commons IV, Ltd., a Texas limited partnership, for $31.0 million, exclusive of closing and loan costs. We funded $24.5 million of the purchase price from the proceeds of a $20.5 million mortgage loan (“Senior Loan”) and a $4.0 million mezzanine loan (“Mezz Loan”) from JPMorgan Chase Bank, N.A., and paid the balance of the purchase price, together with closing and loan costs, from proceeds of our current offering. In connection with our investment in Heritage Commons IV, we paid our advisor an Investment Services Fee of $573,500, which is equal to 1.85% of the purchase price of the property.

Heritage Commons IV was constructed in 2008 and is 100% leased to Mercedes-Benz Financial Services USA, LLC, a full-service automotive finance company (the “MB Lease”). The MB Lease expires on October 1, 2018, and may be renewed at the option of the tenant for two additional terms of five years each. Annualized base rent, which is paid monthly, is approximately $3.43 million, and the effective annual base rent per leased square foot is $20.90 per square foot. Commencing on October 1, 2013, the base rent will increase to an annualized amount of approximately $3.85 million or $23.41 per square foot. In addition to base rent, the tenant also is responsible for payment of certain electrical expenses and operating expenses in excess of a specified amount for Heritage Commons IV, subject to caps on certain expenses. Our management currently has no plans for material renovations or other capital improvements at this property.

We closed on the Senior Loan and the Mezz Loan on the date we acquired Heritage Commons IV. The Senior Loan bears interest at the rate of 6.018% per annum and will mature on November 1, 2016, subject to our right to extend the Senior Loan for an additional term not to exceed beyond September 1, 2018. For the extension period, if any, the interest rate will increase to no greater than 11.018% per annum. Principal and interest on the Senior Loan will be calculated based on a 25-year amortization, payable in equal monthly installments of $132,307. Assuming no prepayment of the Senior Loan is made and it is not extended for an additional term, the unpaid principal balance due on the Senior Loan on November 1, 2016 is anticipated to be approximately $18.5 million. The Senior Loan may be prepaid, at our option, only after the second anniversary of the date of the first monthly payment under the Senior Loan, subject to a yield maintenance charge. The Senior Loan is collateralized by a deed of trust and an assignment of leases and rents granting the lender a first priority security interest in Heritage Commons IV. The Senior Loan generally is nonrecourse to the borrower, our wholly owned subsidiary, except in the event of certain insolvency events involving the borrower or its managing member, or if the borrower fails to comply with certain covenants under the loan agreement, including failure to obtain the lender’s consent to transfers of Heritage Commons IV or borrower’s interest in Heritage Commons IV and consent to secondary financings. Generally, the loan documents contain customary covenants, agreements, representations and warranties and events of default, all as set forth in the loan documents. Our operating partnership, Global Income, LP, has guaranteed certain of the borrower’s obligations under the Senior Loan agreements.

The Mezz Loan bears interest at the rate of 11% per annum and has the same maturity date and extension provision as the Senior Loan. However, if the Senior Loan is prepaid, the Mezz Loan must also be prepaid. Interest only payments, based on a 360-day year, are due monthly in the amount of $36,667 during the initial term. Assuming no prepayment of the Mezz Loan is made, the unpaid principal balance due on the loan at maturity will be $4 million. The Mezz Loan may be prepaid at any time, subject to certain additional payments. If the Mezz Loan is repaid on or before November 1, 2012, the borrower must pay the interest that would have been payable for the balance of such first year. In addition, any prepayment is subject to the payment of an exit fee equal to a percentage of the related principal amount of the Mezz Loan that is prepaid (the “Exit Fee”). The Exit Fee increases during the passage of time and ranges from one percent (1%) for the first twenty-four months to four percent (4%) in the fifth year for prepayments through and including the maturity date of any extended term of the Mezz Loan.

The Mezz Loan is collateralized by 100% of the equity interest in the borrower which was pledged to the lender. The Mezz Loan is generally nonrecourse to the borrower, subject to the same exceptions under the Senior Loan. Generally, the Mezz Loan documents contain customary covenants, agreements, representations and warranties and events of default, all as set forth in the Mezz Loan documents. In addition, an event of default under the Senior Loan will also trigger an event of default under the Mezz Loan. Our operating partnership, Global Income, LP, has guaranteed certain of the borrower’s obligations under the Mezz Loan agreements.

The real estate taxes for the year ended December 31, 2011 for Heritage Commons IV of $608,000 were paid at closing of the acquisition and were based on the applicable tax millage rates ranging from 0.02 to 1.37 per $100 of the property’s assessed value for the various taxing authorities.

The acquisition capitalization rate for Heritage Commons IV is 8.03% (the “Cap Rate”). We determine the Cap Rate by dividing the projected annualized net operating income for Heritage Commons IV as of the date of acquisition by its purchase price, excluding the Investment Services Fee and closing and loan costs. For this purpose, net operating income consists of rental income and expense reimbursements from the in-place lease reduced by property operating expenses.

For federal tax purposes, the depreciable basis in Heritage Commons IV is expected to be approximately $29 million. We will calculate depreciation expense for federal income tax purposes by using the straight line method. We anticipate depreciating building and land improvements, for federal income tax purposes, based on estimated useful lives of 40 years and 20 years, respectively.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual rent per leased square foot for Heritage Commons IV during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)

2006	N/A	N/A
2007	N/A	N/A
2008	100%	$23.41
2009	100%	$24.86
2010	100%	$26.97

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. For any year that we would have owned the property, these amounts would have been net of tenant allowances such as free rent. For periods prior to our ownership, we do not have the records available to us for all such periods to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual rent per leased square foot amounts could be lower than those amounts disclosed above.

We have engaged our property manager to manage the property for a management fee of 3% of gross revenues from the property, payable monthly during the term of the lease. Our property manager has delegated its property management responsibilities to the CNL Property Manager, which in turn has contracted with CNL Commercial Real Estate, Inc. (“CCRE”) for provision of all such services. While CCRE will perform certain back-office management operations, it has engaged Hillwood Alliance Services, LLC, a related party of the seller of Heritage Commons IV, as the on-site property manager. In addition, we have engaged Hillwood Realty Services Partnership, a related party of the seller, to be our exclusive leasing agent for any new leases relating to Heritage Commons IV, and lease renewals or extensions, for a leasing fee of 4.5% of the base rent for the lease term.

In connection with our purchase of Heritage Commons IV, we granted the seller of the property a right of first refusal to purchase Heritage Commons IV which can be exercised in the event we determine to sell Heritage Commons IV and we receive or make an acceptable bona fide offer from or to an unaffiliated third party. If the seller exercises its right of first refusal, it must purchase the property on the same terms and conditions as such offer. The seller’s right of first refusal will not apply to a sale of the property to an affiliate of ours, but in such event the right of first refusal would survive. The seller’s right of first refusal will not apply and will terminate if the sale of Heritage Commons IV is part of a portfolio sale that includes more than two buildings located on more than two sites, in addition to Heritage Commons IV. Further, the right of first refusal does not apply to, and is subordinate to, any mortgage or refinancing of any mortgage on Heritage Commons IV.

Overview of Asset Allocation and Global Focus

We have invested in three commercial properties located in Texas. Our initial focus on U.S. properties was based on the relative ease with which we could conduct due diligence and acquire assets of relatively small dollar investments. Our advisor is currently evaluating other possible investments including a fully leased suburban value retail center located approximately forty minutes outside of a major city in Germany. We are currently negotiating a purchase and sale agreement for the property. Such an investment would be fully aligned with our long term objective of investing up to 60% of our assets in locations outside the U.S. However, there can be no assurance that we will enter into a purchase and sale agreement for the property, or that if we do, that all or any conditions or contingencies will be satisfied and an acquisition of this property will be completed.

We expect to diversify our investments domestically and internationally by making further acquisitions. Although our initial investments include light industrial and office, we expect to invest in a wide variety of asset classes. We see opportunities across sectors, including well-located suburban office, industrial and retail in select markets throughout the U.S. and we continue to research markets around the globe for opportunities that are consistent with our strategy. In particular, we are considering Europe and Asia for potential target acquisitions once we have raised additional equity, because:

•

While some countries within Europe are currently deleveraging at different speeds through a variety of austerity measures, opportunities can be found in many countries and cities because of their varied economies, governmental policies and prospects.

•

Asia is experiencing a surge in population, a strengthening of household incomes and with the trend toward urbanization these attributes are leading to increased demand for office and retail properties.

Our initial investment focus has been to invest directly in real estate. We have indicated in our prospectus, and continue to believe, that we will also invest in real estate through joint ventures, and that up to 30% of the portfolio could be invested in commercial real estate-related debt securities such as B notes, mezzanine loans or commercial mortgage-backed securities.

As we continue to investigate investments on a domestic and international basis, our investment decisions will be based on a variety of factors that include, among other things, location, functionality and property condition, price per square foot, replacement cost, the creditworthiness of tenants, length of lease terms and other provisions of in-place leases, population growth and market fundamentals such as regional and local economic conditions, economic diversity, unemployment rates, absorption rates and occupancy rates for similar properties in the area. Geographic areas will vary based on the number of factors that coalesce to create favorable investment opportunities. As a result, at any point in time our assets may be more heavily weighted in one or more geographic areas over other areas, but we believe that our strategy will ultimately result in a well diversified global portfolio of income producing properties.

Fees and Expenses Incurred and Payable to our Advisor and its Affiliates

This section contains certain information that supplements and updates the information under, and should be read together with, the section “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” beginning on page 118 of the prospectus.

Our Managing Dealer, CNL Securities Corp., is entitled to selling commissions of up to 7% of Gross Proceeds and marketing support fees of 3% of Gross Proceeds for shares sold in connection with our offering, all or a portion of which may be paid to third party participating broker dealers by our Managing Dealer. No selling commissions or marketing support fees will be paid in connection with shares sold pursuant to our Distribution Reinvestment Plan.

For the nine months ended September 30, 2011 and the year ended December 31, 2010, we incurred the following fees due to our Managing Dealer in connection with our offering:

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
Selling commissions	$970,179	$522,587
Marketing support fees	415,791	240,534

	$1,385,970	$763,121

Our advisor and certain affiliates are entitled to receive fees and compensation in connection with the acquisition, management and sale of our assets, as well as the refinancing of our debt obligations, including debt obligations of our subsidiaries. In addition, our advisor and its affiliates are entitled to reimbursement of actual costs incurred on our behalf in connection with our organization, offering, acquisitions and operating activities.

For the nine months ended September 30, 2011 and the year ended December 31, 2010, we incurred the following fees and reimbursable expenses due to our advisor and its affiliates:

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
Reimbursable expenses:
Offering costs	$707,551	$405,282
Operating expenses	660,637	961,638

	1,368,188	1,366,920

Investment Services Fees(1)	431,050	–
Asset Management Fees	58,255	–
Property Management Fees	23,291	–

	$1,880,784	$1,366,920

(1)	This amount excludes fees paid in connection with the purchase of Heritage Commons IV which occurred after September 30, 2011.

Amounts due to related parties for fees and reimbursable costs and expenses described above were as follows as of:

	September 30, 2011	December 31, 2010
Due to Managing Dealer:
Selling commissions	$12,536	$46,764
Marketing support fees	5,372	20,042

	17,908	66,806

Due to Property Manager
Property Management Fees	7,400	–

	7,400	–

Due to our advisor and its affiliates:
Reimbursable offering costs	53,925	33,403
Reimbursable operating expenses	771,766	899,982

	825,691	933,385

	$850,999	$1,000,191

As of September 30, 2011, we had raised approximately $22.2 million in proceeds through this offering. We have and will continue to incur Organizational and Offering Expenses in connection with our offering and the issuance of shares. In accordance with our articles of incorporation, the total amount of such Organizational and Offering Expenses paid by us may not exceed 15% of the aggregate Gross Proceeds. Organizational and Offering Expenses, excluding selling commissions and marketing support fees, are generally funded by our advisor and subsequently reimbursed by us, subject to the 15% limitation described above. The advisor has incurred an additional $5.5 million of costs on our behalf in connection with this offering (exceeding the 15% limitation on expenses) as of September 30, 2011. We will recognize these expenses in future periods as we receive future offering proceeds to the extent such costs are within such 15% limitation.

We incur operating expenses which, in general, are those expenses relating to our administration on an ongoing basis. Pursuant to the advisory agreement, our advisor shall reimburse us the amount by which the Total Operating Expenses paid or incurred by us exceed, in any four consecutive fiscal quarters commencing with April 1, 2011, the 2%/25% Guidelines, unless a majority of our Independent Directors determines that such excess expenses are justified based on unusual and non-recurring factors.

Distributions Declared

This section contains certain information that supplements and updates the information under, and should be read together with, the section “DISTRIBUTION POLICY” beginning on page 124 of the prospectus.

On May 25, 2010, our board of directors authorized a daily cash distribution of $0.0017808 per share of common stock to all common stockholders of record as of the close of business on each day, payable monthly. Distributions commenced on October 7, 2010 and will continue until amended or terminated by our board of directors. Currently, each month’s distributions are aggregated and paid in the following month. The daily distribution rate is equal to an annualized distribution rate of 6.5%, using our offering price of $10 per share.

The following table represents total cash distributions declared and paid for the nine months ended September 30, 2011 and the year ended December 31, 2010:

Periods	Distributions Declared	Distributions Declared Daily Per Share	Distributions Paid(1)
			Cash	Reinvested via DRP

2011 Quarters
First	$164,200	$0.0017808	$122,391	$41,809
Second	237,352	0.0017808	168,282	69,070
Third	325,148	0.0017808	218,548	106,600

Total	$726,700	$0.0053424	$509,221	$217,479

2010 Quarter
Fourth (2)	$83,379	$0.0017808	$61,442	$21,937

Total	$83,379	$0.0017808	$61,442	$21,937

(1)	Represents distributions declared for the applicable period and the reinvestment in additional shares of any such amounts related thereto through our Distribution Reinvestment Plan (the “DRP”), including amounts paid or shares issued subsequent to the applicable quarter end.

(2)	Distributions commenced on October 7, 2010.

Generally, distributions up to the amount of our current or accumulated earnings and profits will be taxable to the recipient stockholders as ordinary income. Our cumulative net losses and accumulated distributions as of September 30, 2011 were approximately $2.9 million and $0.8 million, respectively. As we have not had any distributable earnings, or current or accumulated earnings and profits since inception, the distributions made through September 30, 2011 were made from offering proceeds and are expected to be considered a return of capital for federal income tax purposes.

No assurances can be made that distributions will be sustained at current levels. Our board of directors intends to evaluate our distribution policy on a quarterly basis and reserves the right to change the per share distribution amount or otherwise amend or terminate our distribution policy.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following question and response replaces in its entirety the corresponding question and response under the section “QUESTIONS AND ANSWERS ABOUT THIS OFFERING” on page 23 of the prospectus. This should also be read in conjunction with our discussions under the sections “SUMMARY OF DISTRIBUTION REINVESTMENT PLAN” beginning on page 119, “SUMMARY OF REDEMPTION PLAN” beginning on page 122 and “PLAN OF DISTRIBUTION–Subscription Procedures” beginning on page 165 of the prospectus.

Q.	Who is the transfer agent?

A.	DST Systems, Inc. is our transfer agent. Its telephone number is (866) 650-0650. Its address is:

Global Income Trust

c/o DST Systems, Inc.

430 W. 7th Street, Ste. 219001

Kansas City, MO 64105-9001

Effective September 1, 2011, DST Systems, Inc. (“DST”) became our transfer agent pursuant to an assignment and assumption agreement whereby DST assumed the obligations of our former transfer agent, Boston Financial Data Services, Inc. (“BFDS”), under our existing transfer agency agreement. This was a seamless transfer of obligations as DST previously had been providing substantially all of the technological services for us on behalf of BFDS.

SELECTED FINANCIAL DATA

The following selected financial data for Global Income Trust, Inc. should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and Supplementary Data which are incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2010 and our quarterly report on Form 10-Q for the nine months ended September 30, 2011:

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010(1)	2010(1)	2009(1)
Operating Data:
Revenues	$919,630	$–	$–	$–
Operating loss	(1,591,326)	–	(928,951)	–
Net loss	(1,979,902)	–	(928,951)	–
Net loss per share (basic and diluted)	(1.32)	–	(1.78)	–
Weighted average shares outstanding (basic and diluted)	1,494,781	–	520,975	–
Cash distributions declared	726,700	–	83,379	–
Cash distributions declared per share	0.49	–	0.16	–
Cash used in operating activities	(1,239,654)	–	(62,517)	–
Cash used in investing activities	(24,772,931)	–	–	–
Cash provided by financing activities	25,843,477	–	6,994,805	–

Balance Sheet Data:
Real estate investment properties, net	$16,854,737	$–	$–	$–
Intangibles, net	6,049,739	–	–	–
Cash and cash equivalents	6,963,567	200,000	7,132,675	200,387
Total assets	32,401,108	1,944,440	7,211,670	200,387
Mortgage note payable	12,337,683	–	–	–
Credit facility	2,827,050	–	–	–
Total liabilities	16,981,911	1,744,440	1,064,820	387
Stockholders’ equity	15,419,197	200,000	6,146,850	200,000

Other Data:
Funds from operations (“FFO”)(2)	$(1,592,934)	$–	$(928,951)	$–
FFO per share (basic and diluted)	(1.07)	–	(1.78)	–
Modified funds from operations (“MFFO”)(3)	(826,756)	–	(928,951)	–
MFFO per share (basic and diluted)	(0.55)	–	(1.78)	–
Properties owned directly at the end of the period	2	–	–	–

(1)	We were organized on March 4, 2009 and commenced an initial public offering of up to $1.5 billion in shares of our common stock on April 23, 2010. Operations commenced on October 8, 2010 when we received the Minimum Offering and approximately $2.4 million were released from escrow. The results of operations for the year ended December 31, 2010 are not indicative of future performance due to the limited time during which we were operational and having not yet completed our first investment. The results of operations for the year ended December 31, 2010 includes only organizational costs incurred on our behalf by our advisor, and general, operating and administrative expenses. Selected financial data for 2009 includes the period March 4, 2009 (date of inception) through December 31, 2009.

(2)	FFO is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income (loss) computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains or losses from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, as one measure to evaluate our operating performance.

FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate has historically not depreciated on the basis as determined under GAAP. We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income (loss) alone.

Accordingly, we believe that in order to facilitate a clear understanding of our operating performance between periods and as compared to other equity REITs, FFO should be considered in conjunction with our net income (loss) and cash flows as reported in the accompanying consolidated financial statements and notes thereto. FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income (loss)), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as alternatives to net income (loss) determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies.

(3)	In addition to FFO, we use modified funds from operations (“MFFO”), which excludes from FFO acquisition-related costs, adjustments for straight-line rents, amortization of above- and below-market intangible lease assets and liabilities, impairment charges on real estate related assets, and gains and losses related to early extinguishment or sales of hedges, early extinguishment of debt, consolidation from or de-consolidation to equity accounting and contingent purchase price adjustments and adjustments to fair value for derivatives not qualifying for hedge accounting to further evaluate our operating performance. FFO and MFFO should not be considered as alternatives to net income (loss) or as indications of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions. Both should be reviewed in connection with other GAAP measurements. A description of MFFO and a reconciliation of FFO and MFFO to net loss can be found under “Funds From Operations and Modified Funds From Operations.”

Funds From Operations and Modified Funds From Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the “White Paper.” The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, but including asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

Notwithstanding the widespread reporting of FFO, changes in accounting and reporting rules under GAAP that were adopted after NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-operating items included in FFO. For example, acquisition fees and expenses, which we intend to fund from the proceeds of our Offering and which we do not view as an operating expense of a property, are now deducted as expenses in the determination of GAAP net income. As a result, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as modified FFO, or MFFO, which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs and which we believe to be another additional supplemental measure to reflect the operating performance of a non-listed REIT. Under IPA Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs (“IPA Guideline”), MFFO excludes from FFO additional non-cash or non-recurring items, including the following:

•	acquisition fees and expenses which have been deducted as expenses in the determination of GAAP net income;

•	non-cash amounts related to straight-line rent;

•	amortization of above or below market intangible lease assets and liabilities;

•	accretion of discounts and amortization of premiums on debt investments;

•	impairments of real-estate related investments (including properties, loans receivable, and equity and debt investments);

•	realized gains or losses from the early extinguishment of debt;

•

realized gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

•	unrealized gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

•	unrealized gains or losses related to consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income; and

•	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We consider MFFO as a supplemental measure when assessing our operating performance. We have calculated MFFO in accordance with the IPA Guideline. As of September 30, 2011, our MFFO is FFO, excluding acquisition fees and expenses, straight-line rent adjustments and the amortization of above market leases, which we believe is helpful in evaluating our results of operations for the reasons discussed below.

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Acquisition fees and expenses.  In evaluating investments in real estate, management’s investment models and analyses differentiate between costs to acquire the investment and the operating results derived from the investment. Acquisition fees and expenses have been and will continue to be funded from the proceeds of this offering and other financing sources and not from operations. We believe by excluding acquisition fees and expenses, MFFO provides useful supplemental information that is comparable between differing reporting periods for each type of our real estate investments and is more indicative of future operating results from our investments as consistent with management’s analysis of the investing and operating performance of our properties. The exclusion of acquisition fees and expenses is generally the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stages. However, if earnings from the operations of our properties or net sales proceeds from the future disposition of our properties are not sufficient enough to overcome the acquisition costs and fees incurred, then such fees and expenses will have a dilutive impact on our returns.

•

Amortization of above-market leases.  Under GAAP, certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, we believe that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

•

Straight-line rent adjustment.  Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to restate such payments from a GAAP accrual basis to a cash basis), MFFO provides useful supplemental information on the realized economic impact of lease terms, providing insight on the contractual cash flows of such lease terms, and aligns results with management’s analysis of operating performance.

We may, in the future, make other adjustments to FFO as identified above at the time that any such other adjustments become applicable to our results of operations. MFFO, for example, may exclude impairment charges of real estate related investments, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and adjustments related to contingent purchase price obligations. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairments represent non-cash charges that are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rates, occupancy and other core operating fundamentals. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance. While impairment charges may be excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. In addition, MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

We believe that MFFO is helpful in assisting management to assess the sustainability of our distribution and operating performance in future periods, particularly after our offering and acquisition stages are complete, because MFFO excludes acquisition fees and expenses that affect property operations only in the period in which a property is acquired; however, MFFO should only be used by investors to assess the sustainability of our operating performance after our Offering has been completed and properties have been acquired. Acquisition fees and expenses have a negative effect on our cash flows from operating activities during the periods in which properties are acquired.

Presentation of MFFO also is intended to provide useful information to investors as they compare the operating performance of different non-traded REITs, although it should be noted that not all REITs calculate MFFO the same way, so comparisons with other REITs may not be meaningful. Neither the Commission, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate MFFO. Furthermore, MFFO is not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. MFFO should not be construed as a historic performance measure or as more relevant or accurate than the current GAAP methodology in calculating net income (loss) and its applicability in evaluating our operating performance.

The following table presents a reconciliation of net loss to FFO and MFFO for the nine months ended September 30, 2011:

Net loss	$(1,979,902)
Adjustments:
Depreciation and amortization (including amortization of in-place lease intangible assets)	386,968

FFO	(1,592,934)
Acquisition fees and expenses(1)	765,030
Amortization of above-market lease intangible assets(2)	8,556
Straight-line rent adjustment(3)	(7,408)

MFFO	$(826,756)

Weighted average number of shares of common stock outstanding (basic and diluted)	1,494,781

Net loss per share (basic and diluted)	$(1.32)

FFO per share (basic and diluted)	$(1.07)

MFFO per share (basic and diluted)	$(0.55)

(1)

In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. Acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of our properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to restate such payments from a GAAP accrual basis to a cash basis), management believes MFFO provides useful supplemental information on the realized economic impact of lease terms, providing insight on the contractual cash flows of such lease terms, and aligns results with management’s analysis of operating performance.

THE ADVISOR AND THE ADVISORY AGREEMENT

This section contains certain information that supplements and updates the information under, and should be read together with, the section “THE ADVISOR AND THE ADVISORY AGREEMENT – Sub-Advisors,” and “—Property Manager - Sub-property managers,” beginning on page 113 and 116, respectively, of the prospectus.

Macquarie Global Income Advisors, LLC (the “MREAS Sub-Advisor”) and Macquarie Global Income Managers, LLC (the “MREAS Property Manager”) are wholly-owned subsidiaries of Macquarie Real Estate Advisory Services LLC (“MREAS”). The MREAS Sub-Advisor and MREAS Property Manager entered into a sub-advisory agreement and sub-property management agreement with our advisor and our property manager, respectively, with respect to investments in Australia (the “Sub-Agreements”). As a result of an internal Macquarie reorganization, MREAS has succeeded to all of the rights and responsibilities as a sub-advisor and sub-property manager of the MREAS Sub-Advisor and the MREAS Property Manager under their respective Sub-Agreements. Therefore, MREAS has become the sole sub-advisor and sub-property manager with respect to our investments in Australia. Any reference in the prospectus to the MREAS Sub-Advisor and the MREAS Property Manager now refer to Macquarie Real Estate Advisory Services LLC.

PLAN OF DISTRIBUTION

The following supersedes and replaces in full the paragraph under the heading “PLAN OF DISTRIBUTION – Investments through IRA Accounts” on page 166 of the prospectus.

Investments through IRA Accounts

Community National Bank (“CNB”) has agreed to act as an IRA custodian for our stockholders who have or desire to establish with CNB an IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. Such agreement is subject to change and terminable upon 90 days notice by CNB or the Company. For investors whose subscriptions are accepted by the Company and who are admitted as stockholders up to and including December 30, 2011, we will pay the annual maintenance fee for the calendar year in which a subscriber first purchases our shares through an investor account with CNB unless such annual maintenance fee has already been paid by one or more third parties prior to the purchase of any shares through an investor account with CNB. Subscribers who choose CNB as IRA custodian are responsible for paying subsequent annual maintenance fees and any other fees for such accounts. Investors admitted as stockholders after December 30, 2011 will be responsible for payment of their first annual maintenance fee and all subsequent fees. Our payment of the annual maintenance fee will be treated as a purchase price adjustment and result in a lower tax basis in the shares purchased by the IRA. In some cases, the purchase price adjustment may be shared among investments purchased for the account. Subscribers who choose a different IRA custodian are responsible for paying annual maintenance fees and other fees related to such account. Further information as to these custodial services is available through our Managing Dealer or a participating broker.

EXPERTS

The following paragraph replaces the corresponding paragraph under the heading “EXPERTS” on page 170 of the prospectus.

The consolidated financial statements incorporated in this Post-Effective Amendment No. 5 to Registration Statement on Form S-11 (No. 333-158478) by reference to the Annual Report on Form 10-K for Macquarie CNL Global Income Trust, Inc. (now known as “Global Income Trust, Inc.”) for the year ended December 31, 2010, and the audited historical statement of revenues and certain expenses of Heritage Commons III included on page F-2 through F-5 of Global Income Trust, Inc.’s Current Report on Form 8-K/A dated June 28, 2011, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents that we have filed separately with the Commission. The information incorporated by reference is deemed to be a part of our prospectus and the information that we later file with the Commission may update and supersede the information in our prospectus, including information incorporated by reference. For information on how to access this information, see the section of this supplement “WHERE YOU CAN FIND MORE INFORMATION” on page 170 of the prospectus.

The documents listed below are incorporated by reference into the prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with Commission rules.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 7, 2011.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 filed on May 12, 2011.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 filed on August 15, 2011.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 filed on November 14, 2011.

•	Current Report on Form 8-K dated March 24, 2011, filed March 29, 2011.

•	Current Report on Form 8-K dated April 28, 2011, filed April 29, 2011.

•	Current Report on Form 8-K dated May 13, 2011, filed May 16, 2011.

•	Current Report on Form 8-K dated May 20, 2011, filed May 23, 2011.

•	Current Report on Form 8-K dated June 6, 2011, filed June 9, 2011.

•	Current Report on Form 8-K dated June 8, 2011, filed June 14, 2011.

•	Current Report on Form 8-K dated June 30, 2011, filed July 1, 2011.

•	Current Report on Form 8-K dated June 28, 2011, filed July 5, 2011.

•	Amendment to Current Report on Form 8-K dated June 28, 2011, filed September 7, 2011.

Upon request we will provide to each person, including a beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

CNL Client Services

PO Box 4920

Orlando, FL 32802

866-650-0650, option 3

www.cnl.com

DEFINITIONS

The following definitions supersede and replace in full the corresponding definitions under the heading “DEFINITIONS” beginning on page 171 of the prospectus.

“MREAS Property Manager” means Macquarie Real Estate Advisory Services LLC, a Delaware limited liability company.

“MREAS Sub-Advisor” means Macquarie Real Estate Advisory Services LLC, a Delaware limited liability company.